Amscan Inc. • 80 Grasslands Road • Elmsford, New York 10523 • (914) 345-2020

Mr. Ryan C. Milne	March 6, 2009
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Milne,
Pursuant to our telephone conversation this week, we agree that it is not necessary to include in our 10-Q all of the stock option disclosures which are required in our 10-K which a reader of our 10-Q is presumed to have read already. At the same time, we also agree that our stock option compensation corrections made during 2008, as well as the proper 2008 compensation charges, are not easy to follow.
In order to summarize both the disclosures about each type of option and the impact of the corrections made in 2008, we believe the best approach is to provide you with the format which we intend to use for our stock option footnote in our 2008 10-K which will be filed in a few weeks.
That footnote will be as shown below.
     On May 1, 2004, the Company adopted the 2004 Equity Incentive Plan under which the Company may grant incentive awards in the form of restricted and unrestricted common stock options to purchase shares of the Company’s common stock (“Company Stock Options”) to certain directors, officers, employees and consultants of the Company and its affiliates. A committee of the Company’s board of directors (the “Committee”), or the board itself in the absence of a Committee, is authorized to make grants and various other decisions under the 2004 Equity Incentive Plan. Unless otherwise determined by the Committee, any participant granted an award under the 2004 Equity Incentive Plan must become a party to, and agree to be bound by, the Company’s stockholders’ agreement. Company Stock Options reserved under the 2004 Equity Incentive Plan total 3,474.6898 and may include incentive and nonqualified stock options. Company Stock Options are nontransferable (except under certain limited circumstances) and, unless otherwise determined by the Committee, vest over five years and have a term of ten years from the date of grant.
          The Company has three types of options — rollover options, time-based options, and performance-based options, which are each described below.
During the third quarter of 2008, a new investor acquired 38% of the outstanding stock held by existing shareholders as well as 37 rollover options, 258 time-based options, and 333 performance-based options held by optionholders, at a price of $28,350 per share.
The performance-based options vest based on three factors which all must be met — (1) time (2) an initial public offering or change in control, and (3) achievement of specified returns to the Company’s shareholders.

Although this transaction did not result in a change in control, the Company’s majority shareholders decided to waive the requirements of change in control, and permitted the time-vested portion of the performance-based options to be exercisable. Additionally, for both performance-based and time-based options, employees were permitted to have their net shares exercised settled for cash.
This waiver did not change the terms of the option plans for any remaining options still outstanding, or obligate the Company to permit any future waiver of the change in control requirement.
Rollover options
As described in all prior relevant 10-K’s, in 2004, the Company’s CEO and President exchanged vested options in the predecessor company for 98.18 vested options to purchase common shares at $2,500 per share (the “rollover options”). These options had intrinsic value of $737 and fair value of $880. Under Paragraph 84 of FIN 44, vested options granted by the acquiring company in exchange for outstanding options of the target company should be considered part of the purchase transaction and accounted for under FAS 141. The fair value is accounted for as part of the purchase price of the target company.
Since these options were vested immediately and can be exercised upon death or disability of the executives and put back to the company, they are reflected as redeemable common securities on the Company’s consolidated balance sheet.
However, these options have an additional condition, whereby they may be put back to the Company at fair market value upon retirement. Because the terms of the rollover options could extend beyond the retirement dates of these two executives, it is possible that they could exercise these options within 6 months of the specified retirement date and then put the immature shares back to the company at retirement less than 6 months later. FIN 44, Paragraphs 68 requires variable accounting for awards with puts that than can be exercised within 6 months of the issuance of the shares.
Therefore, regardless of the probability of this occurrence, changes in market value of the shares should be expensed as additional stock compensation because the put, even if not probable, is within the control of the employee.
The Company did not consider this condition, because they considered that a change in control was probable before 2014 and, as a result, the put of immature shares was not ever probable. Since probability is not relevant under the guidance of FIN 44, Paragraph 68 requires that future changes in market value after issue must follow variable accounting and be marked to market.
Therefore, the Company should have charged pretax earnings for $736 in 2004, $221 in 2005, and $638 in 2007. Since the Company had been marking to market these securities through a debit to equity and a corresponding increase to the redeemable securities, as such the balance sheet was properly stated.
During 2008, the reduction in liability caused by the exercise of 37 of these options in the transaction referenced earlier, net of the increase in valuation of the remaining 61.18 options, resulted in a net credit to pretax earnings of $210.
Time-based options
     In April 2005, the Company granted 722 time-based options (“TBO’s”) to key employees and its outside directors, exercisable at a strike price of $10,000. The Company used a minimum value method under SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” to determine the fair value of the Company Stock Options granted in April 2005, together with the following assumptions: dividend yield of 0%, risk-free interest rate of 3.1%, forfeitures, expected cancellation of 3%, and an expected life of four years. The estimated fair value of the options granted in 2005 is amortized on a straight line basis to compensation expense, net of taxes, over the vesting period of four years. The Company recorded compensation expense of approximately $201, $201 and $201 in general and administrative expenses during the years ended December 31, 2008, 2007 and 2006, respectively.
     On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment,” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” as amended. SFAS No. 123(R) establishes standards for the accounting for transactions where an entity exchanges its equity for goods or services and transactions that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123.
     The Company adopted SFAS No. 123(R) using the prospective method. Since the Company’s common stock is not publicly traded, the options granted in 2005 under SFAS No. 123 continue to be expensed under the provisions of SFAS No. 123 using a minimum value method. Options issued subsequent to January 1, 2006 are expensed under the provisions of SFAS No. 123(R).
     Since January 11, 2006, the Company granted an additional 489.50 TBO’s, exercisable at a strike price of $12,000 per share, 187 TBO’s exercisable at a strike price of $14,250 per share, 20 TBO’s exercisable at a strike price of $17,500 per share, and 76.5 TBO’s exercisable at a strike price of $20,750 , 5 TBO’s exercisable at a strike price of $22,340, and 45.28 TBO’s exercisable at a strike price of $28,350 to key eligible employees and outside directors. In addition, in connection with the acquisition of Party America, certain Party America employees elected to roll their options to purchase Party America common stock into fully vested TBO’s. As a result, the Company issued 19.023 fully vested TBO’s exercisable at strike prices of $6.267 and $10.321 per share and with a fair market value of $170. The fair value of these options was recorded as part of the purchase price allocations.
     The Company recorded compensation expense of $1,088, $887, and $530 during the years ended December 31, 2008, 2007, and 2006 related to the options granted since 2006 under SFAS No. 123(R), in general and administrative expenses. The fair value of each grant is estimated on the grant date using a Black-Scholes option valuation model based on the assumptions in the following table.

Expected dividend rate	—

Risk free interest rate	1.76% to 5.08%
Price volatility	15.00
Weighted average expected life	7.5
Forfeiture rate	7.75
     The weighted average expected lives (estimated period of time outstanding) was estimated using the the Company’s best estimate for determining the expected term. Expected volatility was based on implied historical volatility of an applicable Dow Jones Industrial Average sector index for a period equal to the stock option’s expected life.
     Performance-based options
     In April 2005, the Company granted 760 performance based options (“PBO’s”) to key employees and its outside directors, exercisable at a strike price of $10,000. Under the PBO feature, the ability to exercise vested option awards is contingent upon the occurrence of an initial public offering of the Company’s common stock or a change in control of the Company and the achievement of specified investment returns to the Company’s shareholders.
     Since January 11, 2006, the Company granted an additional 890.50 PBO’s exercisable at a strike price of $12,000 per share, 314 PBO’s exercisable at a strike price of $14,250 per share, 30 PBO’s exercisable at a strike price of $17,500 per share, 76.5 PBO’s exercisable at a strike price of $20,750, 185 PBO’s exercisable at a strike price of $22,340, and 70.62 PBO’s exercisable at a strike price of $28,350 to key eligible employees and outside directors.
     Prior to 2008, the Company had accounted for PBO’s on the same basis as described above for TBO’s. Paragraph 44 of SFAS 123( R ) requires that if a performance condition is not probable of achievement, no compensation expense is recorded. The Company believed that a change in control was probable, and therefore that the options should be accounted for under the same provisions of FAS 123 and 123(R). However, that accounting was incorrect.
     While a change in control performance condition is not specifically discussed in FAS 123 or FAS 123(R), EITF 96-5, “Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination” requires that compensation cost should not be recognized until a business combination is consummated. This approach should be applied to other types of liquidity events, including initial public offerings and change in control events.
     Since the performance condition of a change in control cannot be assessed as probable before it occurs, no compensation expense should have been recorded for these options in prior periods.
     The stock compensation amounts that had been recognized in prior years for performance-based options were $153 in 2005, $709 in 2006, and $1,140 in 2007.
     For the performance-based options that were exercised as a result of the transaction noted above, the waiver of the change in control requirement resulted in a vesting of these options. Therefore, the performance condition for those exercised options was met immediately upon exercise. Therefore, the effect of the vesting and settlement must be accounted for currently as stock compensation. The fair value of the performance-based options at exercise required to be charged to earnings is $5,639.
     Summary
     As a result of the Company’s errors noted above regarding rollover options and performance-based options, reported pretax earnings were overstated by $736 in 2004 and $43 in 2005, and were understated by $488 in 2006 and $502 in 2007. The Company determined that the net errors in previously reported pretax earnings were not material to any prior year presented. Therefore, prior years were not restated.
     SFAS No. 123R also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows. The tax benefit for the 295 exercised time-based options exceeded the net deferred tax assets recognized in the stock compensation charge by $1,823. That excess benefit has been reflected as a financing cash inflow, and has been reflected on the balance sheet as additional paid-in capital.
     The following table summarizes the changes in outstanding options under the Equity Incentive Plan for the years ended December 31, 2006, 2007 and 2008:

		Average	Average Fair Market
		Exercise	Value of Options at
	Options	Price	Grant Date

Outstanding at December 31, 2005	1,580.18	$9,534

Granted	1,409.02	11,929	4,060
Exercised	(1.00)	10,000
Canceled	(130.00)	11,000

Outstanding at December 31, 2006	2,858.20	$10,648

Granted	704.00	15,929	5,341
Exercised	(14.52)	14,250
Canceled	(148.54)	11,259

Outstanding at December 31, 2007	3,399.14	11,700

Granted	305.90	24,617	5,736
Exercised	(627.90)	14,283
Canceled	(144.54)	10,193

Outstanding at December 31, 2008	2,932.60	13,240
Exercisable at December 31, 2008	700.90	10,370

Sincerely,

Thomas J. Reinebach
Vice President-Finance